650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 5, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Katherine Wray
Craig Wilson
Laura Veator

Re:	TrueCar, Inc.
Registration Statement on Form S-1
Filed April 3, 2014
File No. 333-195036

Ladies and Gentlemen:

On behalf of our client, TrueCar, Inc. (“TrueCar” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 1, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised Registration Statement.  For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on April 3, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the revised Registration Statement, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Units, page 50

1.                                    We note your response to prior comment 7 that the TrueCar Dealer Master Terms and Conditions require that the company “introduce” a customer to a dealer.  We further note your response to prior comment 6 that the term “introduced” is not a defined contractual term.  As such, it appears that this term may be subject to different interpretations.  In instances where

AUSTIN      BEIJING      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

Securities and Exchange Commission
May 5, 2014

you issue a full credit because a dealer claims that it had a pre-existing relationship with the purchaser not “introduced” by TrueCar, it is unclear how you have demonstrated that a purchase has been made in accordance with the terms of the agreement and is appropriately reflected in your count of units.  Further, considering that you do not receive any compensation for these units, they are not monetized, and it is unclear why you include them in your units metric or your monetization metric.  Please expand your disclosure to describe the circumstances under which you issue credits consistent with the information set forth in your response.  To the extent material, please also disclose the number of full credits issued for each period presented that is associated with individual units sold.  If you are unable to quantify these credits, please disclose the reasons why.

The Company advises the Staff that in its description of the units metric on page 51, the Company describes that a unit represents a vehicle purchased through one of its car buying sites and the unit is counted when the Company matches the sale to a TrueCar user with one of its TrueCar Certified Dealers.  The Company additionally advises the staff that it has expanded its disclosure on page 51 and page 67 of the revised Registration Statement to address the Staff’s comment to describe the circumstances under which credits are issued and to disclose the number of full credits issued for each period presented that are associated with individual units sold.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 74

2.                                    We refer to the information provided in your response regarding the significant factors contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range.  Please disclose this information in your filing.

The Company advises the Staff that the Company has included this disclosure on pages 85-86 of the revised Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-18

3.                                    We note your response to prior comment 7.  Since there is no contractual right for dealer post-sale verification, acceptance or any other affirmative action, it appears that this is a significant accounting policy peculiar to your industry.  Please tell us what consideration you gave to

Securities and Exchange Commission
May 5, 2014

disclosing this method of revenue recognition as an accounting policy disclosure under ASC 235-10-50.

The Company advises the Staff that it considered ASC 235-10-50 in its revenue recognition disclosure.  Specifically, the Company has disclosed relevant information about its contractual arrangements with dealers, details with respect to the nature of its business processes that are unique to the Company’s Auto Buying Programs impacting revenue recognition and the point at which revenue is recognized in accordance with applicable revenue recognition criteria.

Examples of items disclosed include:

•                 A dealer is required to pay the Company upon sale of a vehicle to a user and a dealer’s obligation to the Company is not contingent on verification or acceptance of the transaction by the dealer.

•                 A description of the information provided by a user of the Company’s Auto Buying Programs and that this information is matched to sales information received from the dealer management system or other data source in order to report the sale of a vehicle and invoice the dealer.

•                 A description of other data sources that the Company utilizes to determine that a sale has occurred.

•                 Information about its subscription arrangements, including additional information requested by the Staff in prior comment 8 and comment 4, below.  As part of these disclosures, the Company highlights the different types of subscription arrangements it has and the revenue recognition model under these arrangements.

•                 The basis upon which fees are payable by a dealer to the Company.

•                 A description of the revenue recognition criteria applied to specific types of Auto Buying Program transactions, including the specific point at which revenue is recognized.

Accordingly, the Company believes the disclosure of its contractual arrangements with dealers, the nature of the business process that is unique to the Company’s Auto Buying Programs and the related impact on revenue recognition and the application of the relevant revenue recognition criteria appropriately address the disclosure requirements of ASC 235-10-50. The Company advises the Staff that the Company has expanded its disclosure on Page F-19 of the revised registration statement to address the Staff’s comment by expanding its disclosure to further describe the nature of the business process associated with the Company’s Auto Buying Program revenue recognition.

4.                                    In response to prior comment 8 you advise that you will revise your disclosures in the registration statement to clarify that subscription fees are not subject to upward adjustment if actual sales or introductions are less than the guaranteed amount.  Please confirm that you

Securities and Exchange Commission
May 5, 2014

will also include a fuller description of these arrangements consistent with the description set forth in your response.

The Company advises the Staff that it has revised its disclosure on page 77 and expanded its disclosure on pages F-19 - F-20 of the revised Registration Statement to address the Staff’s comment.

Please direct any questions with respect to the Company’s revised Registration Statement or this letter to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Segre
David J. Segre

cc:                              Scott Painter, TrueCar, Inc.

Michael Guthrie, TrueCar, Inc.

Troy Foster, TrueCar, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Latham & Watkins LLP

Steven B. Stokdyk, Latham & Watkins LLP